UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

December 2, 2016

Securities & Exchange Commission

Division of Investment Management

450 5th Street, NW

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed September 19, 2016 for the purpose of forming a new series, the Symons Concentrated Small Cap Value Institutional Fund.

(1)	Comment: On page 1, the second sentence of the Investment Objective is not part of the objective. It should be moved to strategy.

Response: We have deleted the second sentence of the Investment Objective in the Summary section of the prospectus. We have not revised Principal Investment Strategies as we believe the substance of the deleted sentence is covered by the first paragraph of Principal Investment Strategies.

(2)	Comment: On page 1, Fees and Expenses, please provide a completed fee table and expense example one week prior to effectiveness by e-mail or comment response letter.

Response: The fee table will appear as follows in the final prospectus:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold  shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Redemption Fee (as a percentage of the amount redeemed within 60 days of purchase)	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.30%
Distribution (12b-1) Fees	NONE
Other Expenses[1]	1.17%
Acquired Fund Fees and Expenses[1]	0.01%

Total Annual Fund Operating Expenses	2.48%
Fee Waiver and/or Expense Reimbursement[2]	(0.87)%

Total Annual Fund Operating Expenses (After Fee Waiver and/or Expense Reimbursement)	1.61%

1-	Other Expenses and Acquired Fund Fees and Expenses (“AFFE”) are based on estimated amounts for the current fiscal year. AFFE are fees and expenses incurred by the Fund in connection with its investments in other investment companies.
2-	The adviser contractually has agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940; any administrative and /or shareholder servicing fees payable to financial intermediaries; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business, do not exceed 1.60% of the Fund’s average daily net assets through March 31, 2022. This expense cap may not be terminated prior to this date except by the Board of Trustees. Each fee waiver and expense reimbursement is subject to repayment by the Fund within the three years following the date the particular waiver or reimbursement was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation that was in effect at the time of the waiver or reimbursement and at the time of repayment.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same, and the expense reduction/reimbursement described above remains in place for the contractual period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$164	$508

(3)	Comment: On page 1, please revise the footnote to the fee table to indicate that repayment may be made within three years of the date the waiver or reimbursement was made.

Response: We have revised the footnote as shown above in response to Comment 2. We have also revised the Investment Adviser sections in the Prospectus and Statement of Additional Information to conform to the footnote language.

(4)	Comment: In Principal Risks, please enhance the disclosure regarding the small number of holdings.

Response: We have added to the Non-Diversification Risk disclosure as follows:

In particular, the Fund typically seeks to hold fewer than 20 companies, and therefore may be more susceptible to adverse developments affecting any single company held in its portfolio, and may be more susceptible to greater losses because of these developments, than a diversified fund that holds a greater number of investments.

(5)	Comment: In Principal Risks, please include disclosure regarding ADRs and GDRs as these are included in Principal Strategies.

Response: We have added to the Foreign Securities Risk disclosure as follows:

Investments in foreign securities indirectly through ADRs or GDRs involve risks similar to those accompanying direct investments in foreign securities, except that these securities are not necessarily denominated in the same currency as the underlying securities that they represent. Therefore, they may reduce the currency risk of investing in foreign securities.

(6)	Comment: Please represent whether the Adviser is new to managing a mutual fund.

Response:  The Adviser, Symons Capital Management, Inc., is not new to managing a mutual fund. As disclosed in the prospectus in the “Additional Information About Management of the Fund” section, the Adviser has managed the Symons Value Institutional Fund, another registered investment company, since that fund’s inception in 2006.

(7)	Comment: If investing in ETFs that invest in commodities is a principal strategy (see top of page 5), please disclose in the Summary.

Response: We have deleted the sentence “The Fund also may invest in ETFs whose portfolios primarily consist of commodities.” From the Fundamental Analysis section on page 5 of the Prospectus, as investing in ETFs that invest in commodities will not be a principal strategy of the Fund. We have also deleted the paragraph regarding Commodities Risk under the Other Investment Company Securities Risks bullet. We have moved these disclosures to the Statement of Additional Information.

(8)	Comment: Please represent that the Adviser has records necessary to support the historical performance calculations in accordance with Rule 204-2(1)(16).

Response: The Adviser confirms that it has records necessary to support the historical performance calculations in accordance with Rule 204-2(1)(16).

(9)	Comment: Please indicate in footnote 2 to the historical performance who conducts the audit and what type of audit is conducted. Please also file consent of the auditor with the 485(b) filing.

Response: We have deleted footnote 2. Upon further discussion, we have clarified that the performance is verified for compliance with GIPS accounting and reporting, but not actually audited.

(10)	Comment: In the Portfolio Manager section, please state the year of inception of the fund.

Response: We have added reference to the inception year 2016.

(11)	Comment: The Principal Risks section includes a “Medium Cap Company Risk.” If this is a principal risk, please discuss in Principal Investment Strategies.

Response: We have removed medium cap company risk from the Principal Risks sections on pages 3 and 6 of the prospectus. We have also replaced the first two sentences of the Principal Investment Strategies on pages 2 and 4 with the three sentences below to clarify that the Fund will invest primarily in equity securities.

“The Fund seeks to achieve its investment objective by investing primarily in a portfolio of long-only equity securities. Under normal circumstances, at least 80% of its net assets (plus borrowings for investment purposes) will consist of small cap equity securities. For purposes of this policy, the Fund’s adviser, Symons Capital Management, Inc., considers small cap equity securities to be equity securities of companies with market capitalizations of less than $3 billion at the time of purchase.”

If you have any additional questions, or need additional information, please contact me at 513-587-3454.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Secretary, Unified Series Trust

Copy to:	Mr. David Carson, President, Unified Series Trust
Mr. Don Mendelsohn, Esq., Thompson Hine LLP